Exhibit 99.6

Execution Version

Dated December 31, 2020

SEANERGY MARITIME HOLDINGS CORP.
as Borrower

and

JELCO DELTA HOLDING CORP.
as Lender

OMNIBUS SUPPLEMENTAL AGREEMENT
relating to

(1) a loan facility of originally up to US$12,800,000
relating to the financing of m.v. “LORDSHIP” and m.v. “KNIGHTSHIP”
(2) a loan facility of originally up to US$16,200,000
relating to the financing of m.v. "PARTNERSHIP"
(3) a loan facility of originally US$7,000,000
relating to the refinancing of Existing Indebtedness and general working capital purposes

Index

Clause		Page

1	Definitions and Interpretation	3
2	Agreement of the Lender	5
3	Conditions Precedent and Subsequent	5
4	Representations	6
5	Amendments to Facility Agreements	6
6	Omnibus Mandatory Repayment and Prepayment Provisions	8
7	Notices	9
8	Counterparts	9
9	Governing Law	10
10	Enforcement	10
11	Termination	10

Schedules

Schedule 1 Conditions Precedent		11

Execution

Execution Page		12

THIS OMNIBUS SUPPLEMENTAL AGREEMENT is made on December 31, 2020 (this “Agreement”)

PARTIES

(1)
SEANERGY MARITIME HOLDINGS CORP., a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, the Marshall Islands as borrower (the “Borrower”);

(2)
JELCO DELTA HOLDING CORP., a corporation incorporated in the Republic of the Marshall Islands whose registered office is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, the Marshall Islands as lender (the “Lender”);

(3)
EMPEROR HOLDING LTD., a corporation incorporated in the Republic of the Marshall Islands whose registered address is at Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, MH96960, the Marshall Islands (“Emperor”); and

(4)	PARTNER SHIPPING CO. LIMITED, a company incorporated in the Republic of Malta whose registered address is at 147/1 St. Lucia Street, Valletta, VLT 1185, Malta (the “Owner”).

BACKGROUND

(A)
By three Facility Agreements (as such term is defined herein), the Lender agreed to make available to the Borrower facilities in the aggregate of (originally) up to US$36,000,000, of which an aggregate of US$16,850,000 is outstanding at the date of this Agreement after the application of the US$6,500,000 prepayment of the Second Jelco Loan Agreement as required as a condition precedent under the SPA (as such term is defined herein).

(B)
In exchange for, among other things, the full and final settlement of unpaid interest in the amount of US$1,924,290.05 accrued under the Facility Agreements, the Lender and the Borrower have entered into the SPA with respect to 12,272,627 units of the Borrower, each unit consisting of (i) one common share, par value $0.0001 per share, or one pre-funded warrant in lieu thereof and (ii) a warrant to purchase one common share at an exercise price of US$0.70 per common share.

(C)
The Borrower has requested that the Lender gives its consent to (i) the extension of the Final Repayment Date of each of the Facility Agreements, (ii) the amendment to the interest rate under each Facility Agreement and (iii) certain omnibus amendments to the repayment provisions under each Facility Agreement as specified herein (collectively, the “Requests”).

(D)	This Agreement sets out the terms and conditions on which the Lender agrees, with effect on and from the Effective Date, to the Requests, subject to the terms of this Agreement.

OPERATIVE PROVISIONS

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Agreement:

“Cash and Cash Equivalents” means, in relation to a fiscal quarter, the sum of all cash and cash equivalents  of the Borrower and its subsidiaries on a consolidated basis as of the end of that fiscal quarter reported either (i) in its quarterly publicly disclosed financial statements, or (ii) in the certificate certified by a director of the Borrower  provided to the Lender in accordance with clause 6.2.

“Effective Date” means the date on which the conditions precedent in Schedule 1 (Conditions Precedent) are satisfied or waived by the Lender.

“Facility Agreements” means, collectively, the First Jelco Loan Agreement, the Second Jelco Loan Agreement and the Fourth Jelco Loan Agreement.

“First Jelco Loan Agreement” means the loan agreement originally dated October 4, 2016 (as amended on November 17, 2016, as amended and restated by a deed of amendment and restatement on November 28, 2016, as supplemented on June 13, 2018, as amended and restated by a deed of amendment and restatement on February 13, 2019 and as further supplemented on May 29, 2019) and made between (i) the Borrower, as borrower and (ii) the Lender, as lender, pursuant to which the Lender has made available to the Borrower a loan facility of (originally) up to US$12,800,000.

“Fourth Jelco Loan Agreement” means the loan agreement dated March 26, 2019, (as supplemented on May 29, 2019) and made between (i) the Borrower as borrower and (ii) the Lender as lender in respect of a loan facility of (originally) US$7,000,000.

“Guarantors” means Emperor and the Owner.

“Guarantees” means the Guarantee dated June 13, 2018 between Emperor and the Lender with respect to the First Jelco Loan Agreement, the Guarantee dated May 24, 2017 between Emperor and the Lender with respect to the Second Jelco Loan Agreement, the Guarantee dated March 26, 2019 between Emperor and the Lender with respect to the Fourth Jelco Loan Agreement, and the Guarantee dated February 15, 2019 between the Owner and the Lender.

“Obligors” means the Borrower, the Owner and Emperor.

“Party” means a party to this Agreement.

“Seanergy Capesize Fleet” means at any given time, all dry bulk vessels of greater than 150,000 dwt owned by the Borrower or any of its subsidiaries or operated by the Borrower or any of its subsidiaries as lessees under finance leases.

“Second Jelco Loan Agreement” means the loan agreement dated May 24, 2017 (as amended and supplemented by a supplemental letter dated June 22, 2017 and a second supplemental letter dated August 22, 2017, as amended and restated by a deed of amendment and restatement dated September 27, 2017 and further supplemented by a supplemental agreement dated February 13, 2019 and a supplemental letter dated May 29, 2019) and made between (i) the Borrower as borrower and (ii) the Lender as lender in respect of a loan facility of (originally) up to US$16,200,000.

“SPA” means the Securities Purchase Agreement dated on or about the date of this Agreement and made between the Borrower and the Lender.

1.2	Defined expressions

Defined expressions in each of the Facility Agreements and the other Finance Documents shall have the same meanings when used in this Agreement unless the context otherwise requires or unless otherwise defined in this Agreement.

1.3	Application of construction and interpretation provisions of the Facility Agreements

Clause 1.3 (Construction of certain terms) of each of the Facility Agreements applies to this Agreement as if it were expressly incorporated in it with any necessary modifications.

1.4	Designation as a Finance Document

In relation to each of the Facility Agreements, the Borrower and the Lender designate this Agreement (but only to the extent that this Agreement relates to that Facility Agreement) as a Finance Document as such term is defined in that Facility Agreement; and without prejudice to the generality of the foregoing and for the avoidance of doubt, nothing in this Agreement shall or shall be interpreted to make any Finance Document, including any Facility Agreement not otherwise subject to any intercreditor arrangements, to be so subject.

1.5	Third party rights

Unless provided to the contrary in a Finance Document, a person who is not a Party has no right under the Third Parties Act to enforce or to enjoy the benefit of any term of this Agreement.

2.	AGREEMENT OF THE LENDER

2.1	Agreement of the Lender

The Lender agrees, with effect from the Effective Date and subject to and upon the terms and conditions of this Agreement to:

(a)	the Requests;

(b)	the consequential amendments to each of the Facility Agreements and the other Finance Documents; and

(c)	that the Lender under each of the Facility Agreements will apply amounts received with respect to each mandatory or voluntary prepayment or repayment:

i.
under clauses 6.1, 6.2 and 6.3 of this Agreement to each of the Facility Agreements on a pro-rata basis based upon the principal amount outstanding under each of the Facility Agreements at the time such payment is received for application in repayment of the respective Loans thereunder; and

ii.
under clause 6.4 of this Agreement to each of the First Jelco Loan Agreement and Fourth Jelco Loan Agreement on a pro-rata basis based upon the principal amount outstanding under each of such Facility Agreements at the time such payment is received.

2.2	Agreement of the Finance Parties

The Finance Parties agree, subject to and upon the terms and conditions of this Agreement, to the consequential amendment of each of the Facility Agreements and the other Finance Documents in connection with the matters referred to in clause 2.1 (Agreement of the Lender).

2.3	Effective Date

The agreement of the Lender contained in clause 2.1 (Agreement of the Lender) shall have effect on and from the Effective Date.

3.	CONDITIONS PRECEDENT AND SUBSEQUENT

3.1	Conditions Precedent

The agreement of the Lender contained in clause 2.1 (Agreement of the Lender) is subject to the Lender having received (or waived receipt of) all of the documents and other evidence listed in Schedule 1 (Conditions Precedent) in form and substance satisfactory to the Lender on or before the Effective Date.

3.2	Conditions Subsequent

(a)
The Borrower and the Owner undertake to execute and register as soon as reasonably practicable after the Effective Date but in any event no later than ten (10) Business Days following the Effective Date, an addendum to the Mortgage (as defined in the First Jelco Facility Agreement) in such form as the Lender may reasonably require to take into account the terms of this Agreement and to provide the Senior Mortgagee’s written consent thereto.

(b)
The parties to the Intercreditor Agreement (as such term is defined in the SPA) enter into an amendment to the Intercreditor Agreement to reflect the amendments to the relevant Facility Agreements contemplated hereby as soon as reasonably practicable after the Effective Date, but in anwy event no later than 7th January 2021, it being understood that each of the parties hereto shall use commercially reasonable efforts to effect such amendment in a timely manner.

4.	REPRESENTATIONS

4.1	Facility Agreement representations

Each Obligor that is a party to a Facility Agreement makes, and repeats on the Effective Date, the representations and warranties set out in clause 6 (Representations and Warranties) of the Facility Agreement to which it is a party, as amended and supplemented by this Agreement and updated with appropriate modifications to refer to this Agreement, by reference to the circumstances existing on the date of this Agreement and on the Effective Date.

4.2	Finance Document representations

Each Obligor makes, and repeats on the Effective Date, the representations and warranties set out in each of the Finance Documents (as such term is defined in each of the Facility Agreements but not including the Facility Agreements themselves) to which it is a party, as amended and supplemented by this Agreement and updated with appropriate modifications to refer to this Agreement, by reference to the circumstances existing on the date of this Agreement and on the Effective Date, with the exception of (i) clause 10.10 of the Guarantee dated June 13, 2018 between Emperor and the Lender with respect to the First Jelco Loan Agreement, (ii) clause 10.8 of the Guarantee dated May 24, 2017 between Emperor and the Lender with respect to the Second Jelco Loan Agreement, (iii) clause 10.8 of the Guarantee dated March 26, 2019 between Emperor and the Lender with respect to the Fourth Jelco Loan Agreement, (iv) clause 10.9 of the Guarantee dated February 15, 2019 between Partner and the Lender, and (v) clause 5.3 of the Second Priority General Assignment dated February 15, 2019 between the Owner and the Lender.

5.	AMENDMENTS TO FACILITY AGREEMENTS

5.1	Specific amendments to each of the Facility Agreements

With effect on and from the Effective Date, each of the Facility Agreements shall be, and shall be deemed by this Agreement to have been, amended as follows:

(a)	by deleting the definition of “Applicable Margin” in clause 1.2 (Definitions) of the First Jelco Loan Agreement in its entirety;

(b)	by deleting the definition of “Applicable Margin” in clause 1.2 (Definitions) of the Second Jelco Loan Agreement in its entirety;

(c)	by deleting the definition of “Applicable Interest Rate” in clause 1.2 (Definitions) of the Fourth Jelco Loan Agreement in its entirety and replacing it with the following:

““Applicable Interest Rate” means, during the period commencing on the Closing Date (as defined in the SPA) and ending on the date on which all amounts owing under and in respect of this Agreement are irrevocably paid to the Lender(each inclusive), 5.5 per cent. per annum;”

(d)	by deleting the definition of “Final Repayment Date” in clause 1.2 (Definitions) of each of the Facility Agreements in its entirety and replacing it with the following:

““Final Repayment Date” means December 31, 2024;”;

(e)	by adding the following new definition of “SPA” in clause 1.2 (Definitions) of each of the Facility Agreements:

““SPA” means a securities purchase agreement dated on or about December 30, 2020 and made between the Borrower and the Lender;”;

(f)	by deleting clause 3.4 (Interest rate) of the First Jelco Loan Agreement in its entirety and replacing it with the following:

“3.4  Interest rate

During the period commencing on  the Closing Date (as defined in the SPA) and ending on the date on which all amounts owing under and in respect of this Agreement are irrevocably paid to the Lender (each inclusive), interest shall accrue on the Loan at a rate equal 5.5 per cent. per annum.”;

(g)	by deleting clause 3.4 (Interest rate) of the Second Jelco Loan Agreement in its entirety and replacing it with the following:

“3.4  Interest rate

During the period commencing on the Closing Date (as defined in the SPA) and ending on the date on which all amounts owing under and in respect of this Agreement are irrevocably paid to the Lender (each inclusive), interest shall accrue on the Loan at a rate equal 5.5 per cent. per annum.”;

(h)	by deleting clause 5.3(b) of the First Jelco Loan Agreement in its entirety;

(i)	by deleting clause 5 of the Fourth Jelco Loan Agreement in its entirety; and

(j)
the definition of, and references throughout to, each Finance Document (as such term is defined in each Facility Agreement) shall be construed as if the same referred to that Finance Document as amended and supplemented by this Agreement.

5.2	Amendments to other Finance Documents

With effect on and from the Effective Date, each of the Finance Documents (other than the Facility Agreements) shall be amended so that any references to the relevant Facility Agreement shall be construed as a reference to such Facility Agreement as amended and supplemented by this Agreement and the Finance Documents shall remain in full force and effect.

5.3	Guarantor Confirmation

The Guarantors:

(a)	confirm their acceptance of the amendments effected by this Agreement;

(b)
confirm that the definition of, and references throughout each of the Finance Documents to, the relevant Facility Agreement and any of the other Finance Documents shall be construed as if the same referred to such Facility Agreement and those Finance Documents as amended and supplemented by this Agreement;

(c)	confirms that the Guarantees:

1.	continue to have full force and effect in accordance with their respective terms in respect of each of the Facility Agreements as amended and supplemented by this Agreement; and

2.	extend to the obligations of the Borrower under this Agreement and each of the Finance Documents as amended and supplemented by this Agreement.

5.4	Security Confirmation

Each of the Obligors confirms that:

(a)	any Security Interest created by it under the Finance Documents extends to their and the Borrower’s respective obligations under the Finance Documents as amended and supplemented by this Agreement;

(b)	their obligations and those of the Borrower under each Facility Agreement as amended and supplemented by this Agreement are included in the Secured Liabilities; and

(c)	the Security Interests created under the Finance Documents continue in full force and effect on the terms of the respective Finance Documents.

6.	OMNIBUS MANDATORY REPAYMENT AND PREPAYMENT PROVISIONS

Notwithstanding anything to the contrary contained in any of the Facility Agreements and in addition to the requirements of clause 4 and clause 5 of each Facility Agreement, the Borrower hereby agrees as follows:

6.1	Loan Repayments

The Borrower shall make the following mandatory payments to the Lender to be applied in accordance with clause 2.1(c)(i) hereof, as follows:

(a)
On December 31, 2022, Borrower shall pay an amount equal to the positive difference between US$8,000,000 and all mandatory prepayments under clause 6.2 of this Agreement, actually paid to and received by the Lender on or before December 31, 2022; and

(b)
On December 31, 2023, Borrower shall pay an amount equal to the positive difference between US$8,000,000 and all mandatory prepayments under clause 6.2 of this Agreement, actually paid to and received by the Lender after December 31, 2022 and on or before December 31, 2023.

6.2	Cash Sweep

The Borrower shall make mandatory prepayments of the Loans under each Facility Agreement to the Lender to be applied in accordance with clause 2.1(c)(i) hereof, as follows:

Within five (5) Banking Days of the earlier of (i) the public disclosure of the Borrower’s financial results for each of the first and third fiscal quarters of any fiscal year or (ii) the Reporting Date (as defined below) following each such fiscal quarter, an amount equal to the greater of (X) provided that the actual average time charter equivalent rate of the Seanergy Capesize Fleet for that fiscal quarter and the immediately preceding fiscal quarter as calculated by the Borrower (which must be in accordance with methodology applied by the Borrower in its financial results in the financial year preceding to the date of this Agreement) and reported in its financial results (the “TCE Rate”) is at least US$18,000, the product of (a) the lesser of (i) the difference between US$18,000 and the TCE Rate and (ii) US$3,000, multiplied by (b) the aggregate operating days as calculated by the Borrower and reported in its financial results of the Seanergy Capesize Fleet for that fiscal quarter and the immediately preceding fiscal quarter and (Y) the Cash and Cash equivalents as at the end of that fiscal quarter in excess of US$25,000,000.

The first testing period will be the six-month period ending March 31, 2021, and the following testing periods will be each six-month period thereafter ending on March 31 and September 30 of each year during the Security Period. If the Borrower has not previously publicly disclosed its quarterly financial results with respect to the two fiscal quarters constituting a particular testing period by the date that is 90 days after the end of such testing period (the “Reporting Date”), it will, on or before the Reporting Date, provide certificates with sufficient detail to support the calculation of any payments to be made under this clause 6.2 with respect to such testing period, certified by a director of the Borrower, which will include supporting management accounts.

6.3	Prepayment on Warrant Exercise

In the event Lender exercises its option pursuant to Section 6.04 of the SPA to deem the aggregate price payable on exercise of the warrants with US$0.70 to be applied as a prepayment of the Loans under the Facility Agreements, then such deemed payment shall be deemed a prepayment under each of the Facility Agreements to be applied in accordance with clause 2.1(c)(i) hereof.

6.4	Repayment with Net Proceeds of Public Offerings

The Borrower shall be obliged to prepay an amount equal to 25 per cent. of (a) the net proceeds from the cash exercise of the Class E Warrants outstanding on the date hereof and (b) the net proceeds of any public offering of securities (including any registered direct offering) concluded by the Borrower following the Effective Date, in each case (save where the following proviso applies) payable promptly on receipt by the Borrower of those proceeds, the proceeds of which shall be applied in accordance with clause 2.1(c)(ii) hereof provided that payments from proceeds of warrant exercises shall be made within five (5) Banking Days following the fiscal quarter in which a warrant is exercised, and then only with respect to proceeds from warrant exercises which aggregate to US$2,000,000 or more since (i) with respect to the first such payment, the Effective Date hereof, and (ii) with respect to any subsequent payment, the end of the fiscal quarter with respect to which a payment had last been made under this clause 6.4. For the avoidance of doubt, in the event the aggregate proceeds from any exercise of warrants during (i) a fiscal quarter and (ii) all preceding fiscal quarters which have been carried forward in accordance with this clause 6.4, are less than US$2,000,000, and as a result, no payment is required at the end of such fiscal quarter under the terms of this clause 6.4, the relevant proceeds shall carry forward to, and be aggregated with the proceeds of any subsequent fiscal quarters for purposes of calculating the next payment under this clause 6.4.

6.5	Prepayment and Repayment Cap

Notwithstanding the foregoing, any amount payable pursuant to clauses 6.1, 6.2, 6.3 and 6.4, when aggregated with all such amounts paid pursuant to clauses 6.1, 6.2, 6.3 and 6.4 in the 12-month period ending on and including 31 December in the relevant year, shall not exceed US$12,000,000.

6.6	No Prepayment Fee

Notwithstanding anything contained in any of the Facility Agreements to the contrary, no prepayment fee or similar prepayment penalty shall be applicable to any amounts paid under this clause 6.

7.	NOTICES

Clause 9 or 13 (Notices) of each of the Facility Agreements, as applicable, as amended and supplemented by this Agreement, applies to this Agreement as if it were expressly incorporated in it with any necessary modifications.

8.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Agreement.

9.	GOVERNING LAW

This Agreement and any non-contractual obligations arising out of or in connection with it are governed by English law.

10.	ENFORCEMENT

10.1	Jurisdiction

(a)
The courts of England have exclusive jurisdiction to settle any dispute arising out of or in connection with this Agreement (including a dispute regarding the existence, validity or termination of this Agreement or any non-contractual obligation arising out of or in connection with this Agreement) (a “Dispute”).

(b)	The Obligors accept that the courts of England are the most appropriate and convenient courts to settle Disputes and accordingly no Obligor will argue to the contrary.

10.2	Service of process

(a)	Without prejudice to any other mode of service allowed under any relevant law, each Obligor:

i.
irrevocably appoints Messrs E. J. C. Album Solicitors, presently of 47 Lyndale Avenue, London NW11 6YA, England (attention: Mr Edward Album, tel: +44(0) 20 7794 6080 and email: ejca@mitgr.com) as its agent for service of process in relation to any proceedings before the English courts in connection with any Finance Document; and

ii.	agrees that failure by a process agent to notify the relevant Obligor of the process will not invalidate the proceedings concerned.

(b)
If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Borrower (on behalf of the other Obligors) must immediately (and in any event within 14 days of such event taking place) appoint another agent on terms acceptable to the Lender.  Failing this, the Lender may appoint another agent for this purpose.

11	TERMINATION

If the SPA is terminated because the Closing Date (as defined in the SPA) does not occur on or before 7th January 2021 then this Agreement shall thereupon terminate and be deemed to be null and void thereafter.

This Agreement has been entered into on the date stated at the beginning of this Agreement.

SCHEDULE 1

CONDITIONS PRECEDENT

1	Obligors

a)	All conditions precedent to Closing (as defined in the SPA) under the SPA have been fulfilled.

EXECUTION PAGE

BORROWER

SIGNED by	Stamatios Tsantanis	)	/s/ Stamatios Tsantanis
duly authorised attorney-in-fact		)
for and on behalf of		)
SEANERGY MARITIME HOLDINGS CORP.		)

in the presence of:		)
Witness' signature:		)	/s/ Theodora Mitropetrou
Witness' name:	Theodora Mitropetrou	)
Witness' address:	154 Vouliagmenis Avenue, 16674 Glyfada, Athens, Greece	)

OWNER

SIGNED by	Stamatios Tsantanis	)	/s/ Stamatios Tsantanis
duly authorised attorney-in-fact		)
for and on behalf of		)
PARTNER SHIPPING CO. LIMITED		)

in the presence of:		)
Witness' signature:		)	/s/ Theodora Mitropetrou
Witness' name:	Theodora Mitropetrou	)
Witness' address:	154 Vouliagmenis Avenue, 16674 Glyfada, Athens, Greece	)

EMPEROR

SIGNED by	Stamatios Tsantanis	)	/s/ Stamatios Tsantanis
duly authorised attorney-in-fact		)
for and on behalf of		)
EMPEROR HOLDING LTD.		)

in the presence of:		)
Witness' signature:		)	/s/ Theodora Mitropetrou
Witness' name:	Theodora Mitropetrou	)
Witness' address:	154 Vouliagmenis Avenue, 16674 Glyfada, Athens, Greece	)

LENDER

SIGNED by	Alastair Macdonald	)	/s/ Alastair Macdonald
duly authorised attorney-in-fact		)
for and on behalf of		)
JELCO DELTA HOLDING CORP.		)

in the presence of:		)
Witness' signature:		)	/s/ Karen E. Campbell
Witness' name:	Karen E. Campbell	)
Witness' address:	Mount Langton Unit A2 6 Mount Langton Crescent Pembroke HH 13, Bermuda	)